UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-1

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

4C Controls Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

350839106
(CUSIP Number)

The Law Office of Conrad C. Lysiak, P.S.
Conrad C. Lysiak
601 West First Avenue, Suite 903
Spokane, WA 99201
Telephone: (509) 624-1475
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 350893106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Black Sea Trading, Inc.
None.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC or AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			N/A

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	2,131,770

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	2,131,770

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:			2,131,770

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11):		5.01%

14.	Type of Reporting Person (See Instructions):		CO

Item 1.     Security and Issuer

     The title of the class of security to which this statement relates is the common stock of 4C Controls Inc., $0.00001 par value, a Nevada corporation whose principal executive offices are located at 1230 Avenue of the Americas, 7th Floor, New York, New York 10020.

Item 2.     Identity and Background

(a)	This statement is filed by Black Sea Trading, Inc. (the “Reporting Company”).

(b)	Business Address: 73 Front Street, 4th Floor, Hamilton, Bermuda HM12.

(c)	During the last five years, Black Sea Trading, Inc. has not been involved in any criminal proceedings.

(d)

During the last five years, Black Sea Trading, Inc. has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction subjecting it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(e)	Citizenship or Place of Organization: The Republic of the Marshall Islands.

Item 3.     Source and Amount of Funds or Other Consideration.

     On June 27, 2008, Black Sea Trading, Inc. beneficially owned 2,131,770 shares of 4C Controls Inc. common stock or 5.01% of the total shares outstanding. Transactions from June 27, 2008 through August 19, 2008, appear on the attached schedule. After August 19, 2008, Black Sea Trading, Inc. no longer owned more than 5% of the total outstanding shares of 4C Controls Inc.

Item 4.     Purpose of Transaction.

     The Reporting Company acquired the shares for investment purposes only.

     There are no plans or proposals which, the Reporting Company may have, which relates to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; OR

(j)	Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

(a)

Robert Jarva exercises dispositive and voting control over 4C Controls Inc.’s shares of common stock owned by Black Sea Trading, Inc. On June 27, 2008, Black Sea Trading, Inc. beneficially owned 2,131,770 shares of 4C Controls Inc.’s common stock or 5.01% of 4C Controls Inc.’s total issued and outstanding shares.

(b)

Robert Jarva exercises dispositive and voting control over 4C Controls Inc.’s shares of common stock owned by Black Sea Trading, Inc. On June 27, 2008, Black Sea Trading, Inc. beneficially owned 2,131,770 shares of 4C Controls Inc.’s common stock or 5.01% of 4C Controls Inc.’s total issued and outstanding shares.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 10, 2008	BLACK SEA TRADING, INC.

		By:	ROBERT JARVA
Robert Jarva
President

SCHEDULE I

	Number of Shares
Purchase (P) / Sale (S)	of Common Stock	Price	Transaction Date
S	140,500	1.67018	8/19/2008
S	449,200	2.28941	8/19/2008
S	449,200	2.28941	8/19/2008
S	2,500	1.71	8/19/2008
S	19,800	2.595	8/18/2008
S	89,000	2.3994	8/18/2008
S	23,900	2.06	8/15/2008
S	100,000	3.02	8/15/2008
S	100,000	3.02	8/15/2008
S	100,000	3	8/15/2008
S	40,350	4.38416	8/15/2008
S	19,5000	3.6325	8/15/2008
P	2,500	8.86	8/14/2008
P	2,500	8.86	8/14/2008
P	2,500	9.31	8/14/2008
P	500	9.15	8/13/2008
P	500	9.15	8/13/2008
P	46,000	9.3519	8/13/2008
P	3,000	9.33	8/11/2008
P	8,500	8.88	8/8/2008
P	9,200	8.9776	8/7/2008
P	8,700	8.8794	8/6/2008
P	2,500	9.17	8/5/2008
P	8,500	9.15118	8/1/2008
S	1,000	9.4	7/31/2008
P	11,300	9.13628	7/31/2008
P	10,000	8.905	7/30/2008
P	4,000	8.9362	7/29/2008
P	5,500	9.23545	7/28/2008
P	12,100	9.62455	7/25/2008
P	5,000	10.197	7/22/2008
P	5,000	9.99	7/22/2008
P	5,000	9.97	7/22/2008
P	19,000	10.0303	7/22/2008
P	8,600	10.53047	7/21/2008
P	15,400	9.8467	7/18/2008
S	5,000	9	7/16/2008
S	5,000	9.15	7/16/2008
P	10,000	7.75	7/14/2008
P	2,500	6.87	7/14/2008
P	500	6.88	7/14/2008
P	500	6.7	7/11/2008
P	3,500	6.53	7/11/2008

P	32,600	6.5821	7/10/2008
P	10,900	6.3593	7/9/2008
P	24,500	6.4596	7/8/2008
P	20,000	6.734	7/7/2008
P	25,000	7.4204	7/3/2008
P	7,500	6.922	7/3/2008
P	25,000	7.1378	7/2/2008
P	15,000	7.2368	7/1/2008
P	18,100	7.07309	6/30/2008
P	15,000	6.8427	6/27/2008
P	19,500	6.77554	6/26/2008
P	3,200	6.9	6/25/2008
P	10,000	7.035	6/25/2008
P	22,500	6.65311	6/24/2008
P	5,000	6.37	6/23/2008
P	1,800	6.43	6/23/2008
P	5,250	6.19048	6/19/2008
P	5,000	5.965	6/18/2008
P	5,000	5.895	6/17/2008
P	500	5.62	6/16/2008
P	8,000	5.28	6/16/2008
P	7,000	5.08571	6/13/2008
P	5,400	5.0693	6/12/2008
P	7,000	5.2533	6/11/2008
P	7,000	5.43	6/11/2008
P	7,500	5.2533	6/11/2008
P	1,000	5.25	6/10/2008
P	1,240	5.61	6/9/2008
P	10,000	5.6	6/9/2008
P	5,000	5.43	6/6/2008
P	4,500	5.488888889	6/5/2008
P	2,500	5.15	6/3/2008
P	3,500	5.14	6/2/2008
P	4,000	5.23	5/30/2008
P	5,000	5.12	5/30/2008
P	1,500	5.18	5/29/2008
P	500	5.08	5/23/2008
P	2,500	5.03	5/22/2008
P	1,000	5.03	5/20/2008
P	3,000	4.06	5/19/2008
P	1,500	4.15333	5/19/2008
P	3,000	4.3	5/16/2008
P	2,500	4.07	5/16/2008
P	4,000	4.255	5/16/2008
P	200	4.1	5/15/2008
P	3,000	4.11	5/15/2008
P	9,000	4.00056	5/15/2008
P	13,500	3.75593	5/14/2008

P	1,500	3.855	5/14/2008
P	3,500	3.87143	5/13/2008
P	2,500	4	5/12/2008
P	2,500	4.042	5/9/2008
P	1,000	4.095	5/7/2008
P	2,500	4.16	5/6/2008
S	1,000	4	5/6/2008
P	8,500	4.3682	5/5/2008
P	7,700	4.2751	5/2/2008
P	3,000	4.32	5/1/2008
P	3,380	4.5152	4/30/2008
P	11,500	4.493	4/29/2008
P	1,500	4.49	4/28/2008
P	13,500	4.2333	4/25/2008